UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2023

Commission File Number: 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

Zenvia Inc. Unaudited Interim condensed consolidated financial statements as of September 30, 2023

Zenvia Inc.

Unaudited condensed consolidated statements of financial position at September 30, 2023

(In thousands of Reais)

Assets	Note	September 30, 2023	December 31, 2022
Current assets
Cash and cash equivalents	6	116,507	100,243
Financial investment	6	-	8,160
Trade and other receivables	7	226,572	156,012
Tax assets	8	32,335	35,579
Prepayments		5,666	6,369
Other assets		10,603	6,821
Total current assets		391,683	313,184
Non-current assets
Tax assets	8	-	107
Prepayments		1,370	2,207
Other Assets		10	34
Deferred tax assets	20	115,778	91,769
Property, plant and equipment	9	15,094	19,590
Intangible assets and goodwill	10	1,357,685	1,377,232
Total non-current assets		1,489,937	1,490,939
Total assets		1,881,620	1,804,123

1

Zenvia Inc.

Unaudited condensed consolidated statements of financial position at September 30, 2023

(In thousands of Reais)

Liabilities	Note	September 30, 2023	December 31, 2022
Current liabilities
Trade and other payables	11	433,344	264,728
Loans, borrowings and debentures	12	87,499	89,541
Liabilities from acquisitions	14	139,703	60,778
Employee benefits		47,718	35,039
Tax liabilities	20	17,217	17,046
Lease liabilities		2,051	1,992
Deferred revenue		16,471	6,873
Derivative financial instruments	22.2	986	-
Taxes to be paid in installments		230	340
Total current liabilities		745,219	476,337
Non-current liabilities
Liabilities from acquisitions	14	189,859	290,852
Loans and borrowings	12	18,944	77,293
Provisions for tax, labor and civil risks	15	1,636	1,969
Lease liabilities		1,268	2,824
Trade and other payables	11	-	1,092
Employee benefits		435	62
Taxes to be paid in installments		321	454
Total non-current liabilities		212,463	374,546
Equity	16
Capital		957,525	957,525
Reserves		247,761	244,913
Translation reserve		6,630	9,485
Accumulated losses		(288,071)	(258,587)
Equity attributable to owners of the Company		923,845	953,336
Non-controlling interests		93	(96)
Total equity		923,938	953,240
Total equity and liabilities		1,881,620	1,804,123

See the accompanying notes to the interim condensed consolidated financial statements.

2

Zenvia Inc.

Unaudited condensed consolidated statements of profit or loss and other comprehensive income for the three and nine-months periods ended september 30, 2023

(In thousands of Reais)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
Revenue	17	218,597	180,351	590,563	581,829
Cost of services	18	(147,499)	(106,374)	(369,380)	(382,380)
Gross profit		71,098	73,977	221,183	199,449
Operating expenses
Sales and marketing expenses	18	(29,252)	(34,389)	(81,501)	(90,579)
General and administrative expenses	18	(29,696)	(33,158)	(98,491)	(107,498)
Research and development expenses	18	(14,898)	(17,395)	(40,011)	(46,588)
Allowance for expected credit losses	18	(2,461)	(1,044)	(8,001)	(5,041)
Other income and expenses, net	18	(1,239)	(8,976)	(1,773)	(28,960)
Operating loss		(6,448)	(20,985)	(8,594)	(79,217)
Financial Income (Expenses)
Finance expenses	19	(19,885)	(24,169)	(55,734)	(55,647)
Finance income	19	8,520	6,956	15,132	28,506
Financial expenses, Net		(11,365)	(17,213)	(40,602)	(27,141)
Loss before taxes		(17,813)	(38,198)	(49,196)	(106,358)
Income Tax and Social Contribution
Deferred income tax and social contribution	20	7,323	10,793	23,943	26,678
Current income tax and social contribution	20	(1,013)	(399)	(4,019)	(1,122)
Total Income Tax and Social Contribution		6,310	10,394	19,924	25,556
Loss of the period		(11,503)	(27,804)	(29,272)	(80,802)

Loss attributable to:
Owners of the Company		(11,585)	(27,777)	(29,484)	(80,759)
Non-controlling interests		82	(27)	212	(43)

Loss per share (expressed in Reais per share)
Basic	21	(0.290)	(0.667)	(0.740)	(1.942)
Diluted	21	(0.290)	(0.667)	(0.740)	(1.942)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cumulative translation adjustments from operations in foreign currency		(175)	3,177	(2,549)	(17,687)
Derivative financial instruments		(986)	-	(986)	-
Gain from variation of equity interest in subsidiary		-	-	(306)	-
Total comprehensive loss for the period		(12,664)	(24,627)	(33,113)	(98,489)

Total comprehensive loss attributable to:
Owners of the Company		(12,746)	(24,600)	(33,325)	(98,446)
Non-controlling interests		82	(27)	212	(43)

See the accompanying notes to the interim condensed consolidated financial statements.

3

Zenvia Inc.

Unaudited condensed consolidated statements of changes in equity

For the nine-months periods ended september 30, 2023 and 2022

(In thousands of Reais)

	Capital	Capital reserve	Foreign currency translation reserve	Retained earnings (loss)	Other comprehensive income	Attributable to owners of the Company	Non-controlling interests	Total equity
Balance at January 1, 2022	957,523	226,599	34,638	(15,558)	-	1,203,202	-	1,203,202
Loss for the period	-	-	-	(80,759)	-	(80,759)	(43)	(80,802)
Cumulative translation adjustments from operations in foreign currency	-	-	(17,687)	-	-	(17,687)	-	(17,687)
Issuance of shares	1	411	-	-	-	412	-	412
Share-based compensation	-	1,486	-	-	-	1,486	-	1,486
Issuance of shares related to business combinations	1	15,739	-	-	-	15,740	-	15,740
Acquisition of subsidiary with NCI	-	-	-	-	-	-	(91)	(91)
Balance at September 30, 2022	957,525	244,235	16,951	(96,317)	-	1,122,394	(134)	1,122,260

Balance at January 1, 2023	957,525	244,913	9,485	(258,587)	-	953,336	(96)	953,240
Loss for the period	-	-	-	(29,484)	-	(29,484)	212	(29,272)
Gain from Variation of equity interest in subsidiary	-	-	-	-	(306)	(306)	(23)	(329)
Cumulative translation adjustments from operations in foreign currency	-	-	(2,549)	-	-	(2,549)	-	(2,549)
Share-based compensation	-	1,633	-	-	-	1,633	-	1,633
Issuance of shares	-	1,215	-	-	-	1,215	-	1,215
Balance at September 30, 2023	957,525	247,761	6,936	(288,071)	(306)	923,845	93	923,938

See the accompanying notes to the interim condensed consolidated financial statements.

4

Zenvia Inc.

Unaudited condensed consolidated statements of cash flows

For the nine-months periods ended september 30, 2023 and 2022

(In thousands of Reais)

For the nine months ended September 30,
	2023	2022
Cash flow from operating activities
Loss for the period	(29,272)	(80,802)
Adjustments for:
Income tax and social contribution	(19,924)	(25,556)
Depreciation and amortization	63,623	54,296
Allowance for expected credit losses	8,001	5,450
Provisions for tax, labor and civil risks	3,260	1,884
Provision for bonus and profit sharing	12,145	10,775
Share-based compensation	2,497	2,866
Provision for earn-out and compensation	631	25,358
Interest from loans and borrowings	17,652	22,888
Interest on leases	300	421
Exchange variation loss (gain)	1,607	5,022
Loss for non-use of the advance payment	-	5,529
Loss on write-off of intangible assets	353	-
Loss on write-off of property, plant and equipment	323	167
Effect of hyperinflation	1,531	6,709
Changes in assets and liabilities
Trade and other receivables	(78,561)	10,869
Prepayments	1,540	9,610
Interest earning bank deposits	-	(826)
Other assets	(1,934)	(7,920)
Suppliers	163,706	68,926
Derivative financial instruments	986	-
Employee benefits	907	5,318
Other liabilities	19,796	(16,712)
Cash generated from operating activities	169,167	104,272
Interest paid on loans and leases	(16,490)	(22,734)
Income taxes paid	(4,044)	-
Net cash flow from operating activities	148,633	81,538
Cash flow from investing activities
Acquisition of property, plant and equipment	(2,488)	(10,291)
Redemption of interest earning bank deposits	8,160	-
Acquisition of Intangible assets	(38,742)	(30,995)
Acquisition of subsidiary, net of cash acquired	-	(300,075)
Net cash used in investing activities	(33,070)	(341,361)
Cash flow from financing activities
Proceeds from loans and borrowings	-	20,000
Payment of borrowings	(61,663)	(49,114)
Payment of lease liabilities	(1,406)	(2,458)
Payments in installments for acquisition of subsidiaries	(35,128)	(152,057)
Capital increase	-	1
Net cash used in financing activities	(98,197)	(183,628)
Exchange rate change on cash and cash equivalents	(1,102)	(17,687)
Net increase (decrease) in cash and cash equivalents	16,264	(461,138)
Cash and cash equivalents at January 1	100,243	582,231
Cash and cash equivalents at September 30	116,507	121,093

See the accompanying notes to the interim condensed consolidated financial statements.

5

Notes to the Consolidated Financial Statements
(In thousands of Reais)

1.	Operations

Zenvia Inc. (“Company” or “Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as “the Group”). The Group is involved in implementation of a multi-channel communication of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications and with a combination of the Group Service as a Software (SaaS) portfolio providing clients with unified end-to-end customer experience SaaS platform to digitally interact with their end-consumers in a personalized way.

As of September 30, 2023, the Company has negative consolidated working capital in the amount of R$353,536 (current assets of R$391,683 and current liabilities of R$745,219), mainly arising from a reduction in the Company’s cash position as a result of payments made during the years related to business acquisitions, as described in item (b) to (d) below.

Zenvia’s Management focused in 2022 to increase gross profit and to take into place cost-cutting initiatives, such as the review of its corporate structure, which reduced the Company’s current workforce by 9% and is in line with the acceleration of the integration of acquisitions. While these actions were instrumental for the company to deliver improved cash generation in the first nine months of 2023, management is committed to continue pursuing new operational efficiencies for the next 12 months. On top of the improvement in operations, management continues to seek alternatives to settle the Company’s short-term obligations, including, but not limited,  renegotiating current outstanding loans (as detailed in note 12) while optimizing working capital needs by renegotiating payment terms and anticipating future revenues. Therefore, as a result of the above referred initiatives, the Company believes that it will increase its cash from operations in the next twelve months, while at the same time, meeting its debt obligations as they come due. Considering the Company’s short-term financial contractual obligations and commitments as of September 30, 2023, the Company will continue to fund its operations with its operating cash flow and incrementally to its operations, the Company expects a cash outlay of R$208,729 for the next 12 months mainly for its existing short-term indebtedness as it becomes due, including interest, and payments due from acquisitions. In order to satisfy such obligations, Management expects that the continued expansion in profitability, as presented in the Company´s 2023 fiscal year guidance, will result in an increase in cash from operations. Therefore, the Company believes its working capital and projected cash flows from operations, alongside with potential loan renegotiations, will be sufficient for the Company’s requirements for the next twelve months. In addition to generating cash flow from operations, management has been evaluating and negotiating funding alternatives that include debt and equity, amongst others, to ensure, if necessary, new sources of financing that will enable the Company to meet its obligations. As a result of these factors, management continues to have a reasonable expectation that the Group will be able to continue operations in the foreseeable future.

a. Business combination – Movidesk Ltda. (“Movidesk”)

On May 2, 2022, Zenvia Brazil acquired 98.04% of shares of Movidesk Ltda., referred to as “Movidesk”, and with regards to the remaining 1.96% share capital, Zenvia Brazil had options to purchase such share capital through the payments of the applicable exercise price by Zenvia Brazil. Movidesk is a SaaS company that focuses on customer service solutions to define workflows, provide integration with communication channels, and monitor tickets through dashboards and reports, offering a fully-fledged end-to-end support platform.

Under the terms of the Movidesk original acquisition agreement, the total consideration transferred and then expected to be transferred by Zenvia Brazil were as follows: (1) R$301,258 paid in cash in May 2022 and; (2) Movidesk former controlling shareholders, and key executives have received 315,820 Zenvia’s Class A common shares equivalent to an amount of R$15,740 at the time of closing; and (3) an earn-out structure based payment on the fulfillment of gross margin targets until the third quarter of 2023, which fair value is R$159,706 to be paid in December 2023; and (4) R$8,411 to be paid on the exercise price of purchase options. Earn-outs outcomes consider the achievement of certain milestones that variate from -50% to + 50%, reaching between R$94,441 and R$360,376 respectively.

The goodwill arising from the acquisition has been recognized as follows:

Movidesk
May 2, 2022
Consideration transferred	485,115
Other net liabilities, including PPE and cash	(3,367)
Intangible assets –– Digital platform	229,705
Intangible assets –– Customer portfolio	12,594
Total net assets acquired at fair value	238,932
Net assets attributable to NCI	(67)
Goodwill	246,250

6

Notes to the Consolidated Financial Statements
(In thousands of Reais)

The goodwill of R$246,250 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions, necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

The fair value of Movidesk’s intangible assets (digital platform, customer portfolio and non-compete) has been measured by valuation techniques that are summarized below.

Assets acquired	Valuation technique
Intangible assets – Allocation of the customer portfolio and digital platform

The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

On October 26, 2022, Zenvia Brazil reached an agreement with Movidesk former controlling shareholders to extend the remaining payments. The earn-out payment due to certain former shareholders, previously expected to total R$205,647, which could reach R$327,635, will now be paid in fixed and variable installments subject to accrued interest in line with Zenvia’s current bank financing costs in the range of 130% and 140% of CDI. Per the terms of the amended Movidesk acquisition agreement, (i) 12 fixed monthly installments of R$100 will be paid from January 2023 until December 2023, (ii) R$204,447 in total will be paid in 36 fixed monthly installments subject to accrued interest from January 2024 until December 2026, and (iii) an additional variable amount calculated in terms of certain gross margin targets achieved by the end of September 2023, currently expected to total R$24,047, will be paid in 6 monthly installments subject to accrued interest from January 2024 until June 2024.

b. Business combination – Sensedata Tecnologia Ltda (“SenseData”)

On November 1, 2021, Zenvia Brazil acquired all the shares of Sensedata Tecnologia Ltda., referred as “SenseData” which is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore.

Under the terms of the SenseData original acquisition agreement the total consideration transferred and then expected to be transferred were as follows: (i) R$30,112 in cash up front and; (ii) an earn-out cash structure based payment on the achievement of gross profit milestones until November 2023, which was estimated at R$35,018; (iii) an estimate of the range of outcomes considering the achievement of certain milestones varying from -50% to + 50% was between R$35,018 and R$100,349 respectively; and (iv) SenseData former controlling shareholders received 94,200 Zenvia’s Class A common shares, subject to lock-up provisions, equivalent to an amount corresponding to R$6,793 in May 17, 2022.

The goodwill arising from the acquisition has been recognized as follows:

SenseData
November 1, 2021
Consideration transferred	71,923
Other net assets, including PPE and cash	2,120
Intangible assets –– Customer portfolio (a)	720
Intangible assets –– Digital platform (b)	48,271
Total net assets acquired at fair value	51,111
Goodwill	20,812

(a)	The fair value of R$720 represents the customer portfolio and was calculated based on discounted future cash flows associated with the portfolio estimated at the acquisition date.
(b)	The fair value of R$48,271 represents the digital platform acquired, measured based on discounted future cash flows associated with the asset at the acquisition date.

7

Notes to the Consolidated Financial Statements
(In thousands of Reais)

Valuation techniques are summarized below:

Assets acquired	Valuation technique
Intangible assets – Allocation of the customer portfolio and digital platform

The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

The goodwill of R$20,812 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions, necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

On December 21, 2022, Zenvia Brazil signed an agreement with SenseData former controlling shareholders to extend remaining payments. A payment which originally matured of R$23,751, due at the end of December 2022, was renegotiated as follows: (i) R$18,000 were paid in December 2022 and (ii) 12 monthly installments of R$479 will be paid throughout 2023, subject to accrued interests in line with Zenvia’s current bank financing costs in the range of 130% and 140% of CDI, (iv) an estimate of the range of outcomes considering the achievement of certain milestones varying from -50% to + 50% is R$21,577 and R$72,488 respectively. Also, the total of R$41,038 related to the achievements of gross profit targets, as defined in the original agreement, Zenvia agreed to pay a fixed amount of R$20,000 in December 2023, with the remaining amount to be paid in 24 installments, subject to accrued interests in line with Zenvia’s current bank financing costs in the range of 130% and 140% of CDI. SenseData´s founding partners will continue to manage the company as per the original agreement, until the end of October 2023.

c. Business combination – Direct One (“D1”)

On July 31, 2021, Zenvia Brazil completed the purchase agreement for the acquisition of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, or “D1”, including its wholly owned subsidiary Smarkio Tecnologia Ltda. (“Smarkio”). D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences.

At the acquisition date, and under the terms of the original D1 acquisition agreement, the fair value of consideration was R$716,428 and was comprised of: (1) (i) Zenvia Brazil contributed R$21,000 in cash into D1 on May 31, 2021, and (ii) on the closing date, July 31, 2021, Zenvia Brazil contributed further R$19,000 in cash into D1; (2) the Company paid to D1 shareholders R$318,646 in cash; (3) the Company issued 1,942,750 of Class A common shares of Zenvia to certain D1 shareholders, equivalent to R$132,812; and (4) the Company agreed to make earn-outs payments to certain D1 shareholders which, at the acquisition date, were estimated to be (i) R$56,892 to be paid in the second quarter of 2022; and (ii) R$168,078 to be paid in the second quarter of 2023.

On February 15, 2022, the Company decided to accelerate D1 integration which resulted in a new agreement, replacing the previously estimated amounts and timing of the earn-outs payments. The new agreement provided that the Company would pay to D1 former shareholders a total earn-out amounting to R$164,000. The amount of R$124,000 was paid in the first quarter of 2022 and R$40,000 would be paid on March 31, 2023.

On October 26, 2022, the Company reached a new agreement with D1 to extend the then remaining payments under the D1 acquisition. The last fixed installment due to certain former shareholders on March 31, 2023, of R$40,000, will now be paid, as follows: (i) R$7,794 paid in January 2023, (ii) R$3,864 paid in February 2023, (iii) R$4,720 paid in March 2023 and (iv) 24 monthly installments of R$1,288 between April 2023 and February 2025, subject to interests in line with Zenvia’s current bank financing costs in the range of 130% and 140% of CDI.

8

Notes to the Consolidated Financial Statements
(In thousands of Reais)

Goodwill arising from the acquisition has been recognized as follows:

D1
July 31, 2021
Consideration transferred	716,428
Cash and cash equivalents	59,447
Trade and other receivables (d)	16,516
Intangible assets and goodwill (c)	53,271
Loans and borrowings	(63,430)
Other net liabilities	(17,327)
Intangible assets –– Customer portfolio (a)	1,482
Intangible assets –– Digital platform (b)	58,489
Total net assets acquired at fair value	108,448
Goodwill	607,980

(a)	The fair value of R$1,482 represents the customer portfolio and was calculated based on discounted future cash flows associated with the portfolio estimated at the acquisition date.
(b)	The fair value of R$58,489 represents the digital platform acquired, measured based on discounted future cash flows associated to the asset at the acquisition date;
(c)	This amount refers to the intangible and goodwill from Smarkio which was acquired by D1 in November 2020 and merged into that entity in November 2021. The intangible assets related to Smarkio´s acquisition refer to goodwill (R$21,726), platform (R$22,037), customer portfolio (R$3,491), non-compete (R$2,628) where management evaluated the expectation of a possible loss with the recoverability of the amount of the fine imposed in the case of competition and others;
(d)	Gross contractual amount of trade and other receivables amounted to R$16,998 of which R$482 are not expected to be collected.

Valuation techniques are summarized below:

Assets acquired	Valuation technique
Intangible assets – Allocation of the customer portfolio and digital platform

The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

The goodwill of R$607,980 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

9

Notes to the Consolidated Financial Statements
(In thousands of Reais)

2.	Company’s subsidiaries

		September 30, 2023		December 31,2022
	Country	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	100	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	-	100
Total Voice Comunicação S.A.	Brazil	-	100	-	100
Rodati Motors Corporation	USA	-	100	-	100
Zenvia México	Mexico	-	100	-	100
Zenvia Voice Ltda	Brazil	-	100	-	100
One to One Engine Desenvolvimento e	Brazil	-	100	-	100
Licenciamento de Sistemas de Informática S.A.
Sensedata Tecnologia Ltda.	Brazil	-	100	-	100
Rodati Services S.A.	Argentina	-	100	-	100
Movidesk S.A.	Brazil	-	98.04	-	98.04
Rodati Servicios, S.A. de CV	Mexico	-	100	-	100
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-	100	-	100

3.	Preparation basis

The interim condensed consolidated financial statements for the nine months ended September 30, 2023, have been prepared in accordance with IAS 34, Interim Financial Reporting, The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at December 31, 2022.

The issuance of these consolidated financial statements was approved by the Executive Board of Directors on November 16, 2023.

a.Measurement basis

The interim condensed consolidated financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value and contingent consideration for business combinations, as described in the following accounting practices. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b. Functional and presentation currency

These interim condensed consolidated financial statements are presented in Brazilian Real (R$), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency of the subsidiary Rodati Motors Corporation is the US Dollar. The indirect subsidiaries of the Company have the following functional currencies: Rodati Motors Central de Informações de Veículos Automotores Ltda. has the local currency, Brazilian Real (BRL), as its functional currency; Rodati Services S.A. has the local currency, Argentine Peso (ARG), as its functional currency; and Rodati Servicios, S.A. de CV. has the local currency, Mexican Pesos (MEX), as its functional currency.

c. Foreign currency translation

For the consolidated Group companies in which the functional currency is different from the Brazilian Real, the interim financial statements are translated to Real as of the closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

10

Notes to the Consolidated Financial Statements
(In thousands of Reais)

d. Accounting and reporting in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in the hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A., located in Argentina.

Non-monetary assets and liabilities, the equity and the statement of profit or loss of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy based on current cost approach are in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of profit or loss of the Company.

e. Use of estimates and judgments

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments:

Information about judgments referring to the adoption of accounting policies which impact significantly the amounts recognized in the interim condensed financial statements are included in the following notes:

Note 1 – Identification of assets acquired, and liabilities assumed.

Note 10 - Intangible assets: determination of useful lives of intangible assets.

Uncertainties on assumptions and estimates:

Information on uncertainties as to assumptions and estimates that pose a high risk of resulting in a material adjustment within the next fiscal year are included in the following notes:

Note 1 – business combination: assumptions on the determination of fair value of consideration transferred, assets acquired, and liabilities assumed. The identification of the intangible assets acquired in the business combinations is subject to significant judgements by management as to whether assets are separable from other assets. The measurement of those assets and liabilities assumed also involve judgements and estimates developed by management, based on facts and circumstances known at the time of the business combination that may be not confirmed in the future. Such judgements and estimates are reviewed on an ongoing basis and adjusted prospectively as necessary.

Note 7 – Allowance for expected losses: main assumptions in the determination of loss rate.

Note 10 - Impairment test of intangible assets and goodwill: assumptions regarding projections of generation of future cash flows.

Note 15 - Provision for labor, tax and civil risks: main assumptions regarding the likelihood and magnitude of the cash outflows.

Note 20 – recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.

(i)	Measurement of fair value

A series of Company’s accounting policies and disclosures requires the measurement of fair value, for financial and non-financial assets and liabilities.

Evaluation process includes the regular review of significant non-observable data and valuation adjustments. If third-party information, such as brokerage firms’ quotes or pricing services, is used to measure fair value, then the evaluation process analyzes the evidence obtained from the third parties to support the conclusion that such valuations meet the IFRS requirements, including the level in the fair value hierarchy in which such valuations should be classified.

11

Notes to the Consolidated Financial Statements
(In thousands of Reais)

When measuring the fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

—   Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.

—   Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).

—   Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs).

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

4.	Significant Accounting Policies

There have been no changes to the Company's significant accounting policies as described in its annual financial statements for the year ended December 31, 2022 and should be read in conjunction with these interim condensed consolidated financial statements.

5.	New standards, amendments, and interpretations of standards

5.1. New currently effective requirement

The following amended standards are effective for annual periods beginning on or after January 1, 2023. The following amended standards and interpretations did not have a material impact on the Company’s consolidated financial statements:

●     Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16);

●     Classification of Liabilities as Current or Non-current (Amendments to IAS 1);

●     Annual improvements to IFRS Standards 2018-2020; and

●     Amendment to IFRS 3, adding an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

●     Disclosure of Accounting Policies (Amendments to IAS 1 and IRFS Practice Statement 2)

●     Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12).

5.2. Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1st, 2024 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

●     Classification of liabilities as current or non-current (Amendments to IAS 1)

6.	Cash and cash equivalents and financial investments

	September 30, 2023	December 31, 2022
Cash and banks	29,928	43,796
Short-term investments maturing in up to 90 days (a)	86,579	56,447
Financial investments (b)	-	8,160
Total	116,507	108,403

Cash and cash equivalents	116,507	100,243
Financial investments	-	8,160

12

Notes to the Consolidated Financial Statements
(In thousands of Reais)

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 85.0% to 103.0% of the CDI rate (Interbank Interest Rate in Brazil).
(b)	In March 2023, the total fund was redeemed, pursuant to the third amendment, signed in September 2022. As of December 31, 2022, the return on such investments was equivalent to 161% of the CDI. The fund's assets were divided into several different asset class pools such as Agribusiness, Real Estate, Direct Lending. Those investments were held as guarantee of the debentures borrowing contract entered into in May 2021.

7.	Trade and other receivables

	September 30, 2023	December 31, 2022
Domestic	227,757	157,578
Abroad	16,653	8,861
	244,410	166,439

Allowance for expected credit losses	(17,838)	(10,427)
Total	226,572	156,012

Changes in allowance for expected credit losses are as follows:

	September 30, 2023	December 31, 2022
Balance at the Beginning period	(10,427)	(8,298)
Additions	(8,001)	(23,320)
Reversal	-	15,531
Foreign exchange variation	590	-
Write-offs	-	5,660
Balance at the End of the period	(17,838)	(10,427)

The Company performs write-offs of trade accounts receivable against the allowance for expected credit losses past due over 150 days as this is the period for which management believes there is no reasonable expectation that accounts receivable will be recovered.

The breakdown of accounts receivable from customers by maturity is as follows:

	September 30, 2023	December 31, 2022
Current	190,439	138,848
Overdue (days):
1–30	12,868	6,779
31–60	4,584	3,508
61–90	3,537	3,274
91–120	3,826	1,914
121–150	3,729	1,181
>150	25,427	10,935
Total	244,410	166,439

13

Notes to the Consolidated Financial Statements
(In thousands of Reais)

8.	Tax assets

	September 30, 2023	December 31, 2022
Corporate income tax (IRPJ)	4,683	5,203
Social contribution (CSLL)	373	513
Federal VAT (PIS/COFINS)	25,235	29,022
Others	2,044	948
Total tax assets	32,335	35,686

Current	32,335	35,579
Non-current	-	107

9.	Property, plant and equipment

9.1. Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance September 30, 2023
Furniture and fixtures	10	803	(490)	313
Leasehold improvements	10	1,607	(1,221)	386
Data processing equipment	20	27,375	(16,104)	11,274
Right of use – leases	20 to 30	5,128	(2,096)	3,032
Machinery and equipment	10	343	(254)	89
Total		35,259	(20,165)	15,094

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2022
Furniture and fixtures	10	724	(358)	366
Leasehold improvements	10	1,607	(1,100)	507
Data processing equipment	20	26,541	(12,548)	13,993
Right of use – leases	20 to 30	5,313	(709)	4,604
Machinery and equipment	10	374	(294)	80
Other fixed assets	10 to 20	158	(118)	40
Total		34,717	(15,127)	19,590

14

Notes to the Consolidated Financial Statements
(In thousands of Reais)

 9.2. Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2022	Additions	Disposals	Hyperinflation adjustment	Transfers	Exchange variations	September 30, 2023
Furniture and fixtures		724	-	(72)	-	151	-	803
Leasehold improvements		1,607	-	-	-	-	-	1,607
Data processing equipment		26,541	2,488	(1,089)	(107)	(516)	61	27,378
Right of use – leases		5,313	-	(185)	-	-	-	5,128
Machinery and equipment		374	-	-	-	(31)	-	343
Other fixed assets		158	-	-	-	(158)	-	-
Cost		34,717	2,488	(1,346)	(107)	(554)	61	35,259
Furniture and fixtures	10	(358)	(75)	26	-	(83)	-	(490)
Leasehold improvements	10	(1,100)	(122)	1	-	-	-	(1,221)
Data processing equipment	20	(12,548)	(4,192)	808	(484)	(63)	375	(16,104)
Right of use – leases	20 to 30	(709)	(1,508)	121	-	-	-	(2,096)
Machinery and equipment	10	(294)	(6)	3	-	43	-	(254)
Other fixed assets	10 to 20	(118)	-	-	-	118	-	-
(-) Accumulated depreciation		(15,127)	(5,903)	959	(484)	15	375	(20,165)
Total		19,590	(3,415)	(387)	(591)	(539)	436	15,094

	Average annual depreciation rates %	December 31, 2021	Additions	Additions due to acquisitions	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2022
Furniture and fixtures		1,169	-	384	(783)	(23)	(23)	724
Leasehold improvements		2,177	-	759	(1,328)	-	(1)	1,607
Data processing equipment		19,091	7,175	1,161	(863)	197	(220)	26,541
Right of use – leases		6,943	7,139	-	(8,769)	-	-	5,313
Machinery and equipment		408	23	-	(57)	-	-	374
Other fixed assets		332	2	5	(113)	(35)	(33)	158
Cost		30,120	14,339	2,309	(11,913)	139	(277)	34,717
Furniture and fixtures	10	(597)	(148)	-	363	12	12	(358)
Leasehold improvements	10	(1,086)	(251)	-	237	-	-	(1,100)
Data processing equipment	20	(9,061)	(4,590)	-	1,067	(163)	199	(12,548)
Right of use – leases	20 to 30	(3,097)	(2,432)	-	4,820	-	-	(709)
Machinery and equipment	10	(330)	(19)	-	55	-	-	(294)
Other fixed assets	10 to 20	(217)	(28)	-	95	17	15	(118)
(-) Accumulated depreciation		(14,388)	(7,468)	-	6,637	(134)	226	(15,127)
Total		15,732	6,871	2,309	(5,276)	5	(51)	19,590

15

Notes to the Consolidated Financial Statements
(In thousands of Reais)

10.	Intangible assets and goodwill

10.1. Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance on September 30, 2023
Intangible assets under development	-	35,087	-	35,087
Brands and patents	-	1	-	1
Software license	20 to 50	31,990	(9,070)	22,920
Goodwill	-	923,439	-	923,439
Customer portfolio	10	131,448	(107,772)	23,676
Non-compete	20	2,697	(1,752)	945
Platform	10 to 20	475,902	(124,285)	351,617
Total		1,600,564	(242,879)	1,357,685

	Average annual amortization rates %	Cost	Amortization	Impairment	Net balance on December 31, 2022
Intangible assets under development	-	41,707	-	-	41,707
Brands and patents	-	29	-	-	29
Software license	20 to 50	10,112	(5,135)	-	4,977
Database	10	800	(547)	-	253
Goodwill	-	1,060,162	-	(136,723)	923,439
Customer portfolio	10	131,448	(94,967)	-	36,481
Non-compete	20	2,697	(1,146)	-	1,551
Platform	10 to 20	452,814	(84,019)	-	368,795
Total		1,699,769	(185,814)	(136,723)	1,377,232

16

Notes to the Consolidated Financial Statements
(In thousands of Reais)

10.2. Changes in intangible assets and goodwill

	Average annual amortization rates %	December 31, 2022	Additions	Transfers	Disposals	Exchange variations	September 30, 2023
Intangible asset in progress		41,707	36,324	(42,184)	(5)	(755)	35,087
Software license		10,112	2,418	20,447	(987)	-	31,990
Database		800	-	(800)	-		-
Goodwill		923,439	-	-	-	-	923,439
Customer portfolio		131,448	-	-	-	-	131,448
Non-compete		2,697	-	-	-	-	2,697
Brands and patents		29	-	(28)	-	-	1
Platform		452,814	-	23,088	-		475,902
Cost		1,563,046	38,742	523	(992)	(755)	1,600,564
Software license	20 – 50	(5,135)	(3,554)	(1,020)	639	-	(9,070)
Database	10	(547)	-	547	-	-	-
Customer portfolio	10	(94,967)	(10,239)	(2,566)	-	-	(107,772)
Non-compete	20	(1,146)	(606)	-	-	-	(1,752)
Platform	10 - 20	(84,019)	(43,321)	3,055	-	-	(124,285)
(-) Accumulated amortizations		(185,814)	(57,720)	16	639	-	(242,879)
Total		1,377,232	(18,978)	539	(353)	(755)	1,357,685

	Average annual amortization rates %	December 31, 2021	Additions	Additions due to acquisitions	Transfers	Disposals	Hyperinflation adjustment	Impairment	December 31, 2022
Intangible asset in progress		7,723	39,714	-	(5,872)	-	142	-	41,707
Software license		7,449	2,777	-	-	(77)	(37)	-	10,112
Database		800	-	-	-	-	-	-	800
Goodwill		813,912	-	246,250	-	-	-	(136,723)	923,439
Customer portfolio		118,854	-	12,594	-	-	-	-	131,448
Non-compete		2,697	-	-	-	-	-	-	2,697
Brands and patents		25	4	-	-	-	-	-	29
Platform		217,237	-	229,705	5,872	-	-	-	452,814
Cost		1,168,697	42,495	488,549	-	(77)	105	(136,723)	1,563,046
Software license	20 – 50	(3,310)	(1,877)	-	-	52	-	-	(5,135)
Database	10	(467)	(80)	-	-	-	-	-	(547)
Customer portfolio	10	(80,103)	(14,864)	-	-	-	-	-	(94,967)
Non-compete	20	(337)	(809)	-	-	-	-	-	(1,146)
Platform	10 - 20	(34,123)	(49,896)	-	-	-	-	-	(84,0119)
(-) Accumulated amortizations		(118,340)	(67,526)	-	-	52	-	-	(185,814)
Total		1,050,357	(25,031)	488,549	-	(25)	105	(136,723)	1,377,232

17

Notes to the Consolidated Financial Statements
(In thousands of Reais)

The amortization of intangibles includes the amount of R$48,135 for the nine-months period ended September 30, 2023 (R$43,221 for the nine-month period ended September 30, 2022) related to amortization of intangible assets acquired in business combinations, of which R$39,211 (R$31,010 for the nine-months period ended September 30, 2022) was recorded in costs of services and R$8,924 (R$12,211 for the nine-months period ended September 30, 2022) in administrative expenses.

11.	Trade and other payables

	September 30, 2023	December 31, 2022
Domestic suppliers	278,258	176,447
Abroad suppliers	3,354	106
Advance from customers	2,963	2,086
Related parties (a)	145,893	71,054
Other accounts payable	2,876	16,127
Total	433,344	265,820

Current	433,344	264,728
Non-current	-	1,092

(a)	The outstanding balances Relate to transactions in the ordinary course of business with the Company’s shareholder Twilio Inc. (note 23).

12.	Loans, borrowings and debentures

					Changes in cash		Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2022	Interest paid	Payments	Interest incurred	Adjustment to present value	Exchange rate change	September 30, 2023	Current	Non- current
Working capital	100% CDI + 2.40% to 6.55% and 8.60% to 12.95%	62,335	63,499	125,834	(13,594)	(39,193)	14,282	(173)	(44)	87,112	68,168	18,944
Debentures	18.16%	27,206	13,794	41,000	(2,569)	(22,470)	3,370	-	-	19,331	19,331	-
		89,541	77,293	166,834	(16,163)	(61,663)	17,652	(173)	(44)	106,443	87,499	18,944

					Changes in cash			Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2021	Proceeds	Interest paid	Payments	Interest incurred	Adjustment to present value	Exchange rate change	December 31, 2022	Current	Non- current
Working capital	100% CDI + 2.40% to 6.55% and 8.60% to 12.95%	64,415	98,723	163,138	34,000	(22,868)	(70,069)	22,342	(572)	(137)	125,834	62,335	63,499
Debentures	18.16%	-	45,000	45,000	-	(7,381)	(4,000)	7,381	-	-	41,000	27,206	13,794
		64,415	143,723	208,138	34,000	(30,249)	(74,069)	29,723	(572)	(137)	166,834	89,541	77,293

The portion classified in non-current liabilities has the following payment schedule:

	September 30, 2023	December 31, 2022
2024	10,253	68,602
2025	8,691	8,691
Total	18,944	77,293

18

Notes to the Consolidated Financial Statements
(In thousands of Reais)

Debentures

On May 10, 2021, D1 issued debentures, not convertible into shares, in three series totaling the amount of R$45,000 to be paid in 54 monthly installments. The interest is accrued and paid on a monthly basis. According to the deed of first private issuance of simple debentures, the debentures may have its early termination in the event of the following situations occur as per D1´s financial results:

On September 12, 2022, the Company signed an amendment, establishing an amortization schedule of 19 installments, the first being paid in September 2022, maturing in July 2024 and monthly interest at a fixed rate of 18.16% per annum (252 business days basis).

On March 17, 2023, the Company signed an amendment enabling itself, at its discretion, to carry out the fiduciary assignment of receivables to creditor as guarantee.

On April 17, 2023, the Company signed an amendment establishing a new  amortization schedule comprised of an upfront payment in the amount of R$13,000 and 8 additional installments, the first one due in April 2023 and the remaining due from January to July 2024 respectively, with a monthly interest at a fixed rate of 18.16% per annum (252 business days basis). Covenants regarding the fiduciary assignment of receivables to creditor, as well as the fulfillment of certain performance criteria by the Company and D1 were put on hold until the end of the year.

The Group is currently not in breach of any of the financial obligations set forth in the private deed.

Contractual clauses

The Company has financing agreements in the amount of R$63,935 guaranteed by 20% of accounts receivable given as collateral and the balance of financial investment recorded as current assets, representing three times the amount of the first payment of principal plus interest.

D1 has entered into a financing agreement for the issuance of debentures guaranteed by: (i) the fiduciary assignment to creditor of receivables equivalent to two times the amount owed by D1 per month, which must go through an escrow account controlled by the creditor and, upon confirmation that the guarantees are in order, are subsequently released to the Company; and (ii) the fiduciary assignment to creditor of 10% of the Company's corporate stock.

13.	Long-Term Incentive Programs and Management remuneration

The Company offers to its executives and employees long-term incentive plans (“ILPs”) based on the issuance of restricted Class A common shares (“RSUs”) and cash-based payments equivalent to RSU. The Company recognizes as expense the fair value of RSUs, measured at the grant date, on a straight-line basis during the vesting provided by the respective plan, with a corresponding entry: to shareholders’ equity for plans exercisable in shares; and to liabilities for plans exercisable in cash. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered. The expense of the plans is recognized in the statement of profit or loss in accordance with the function performed by the beneficiary.

Since its Initial Public Offering (IPO), the Company settled four Long-Term Incentive Programs, being two totally concluded and two still in force. In July 2021 in connection with the consummation of the initial public offering, the Company approved the Long-Term Incentive Program number two and three (“ILP 2” and “ILP3”) which entitled certain executives and employees to receive RSU and cash-based payments equivalent to RSU, establishing the terms, quantities, and conditions for the acquisition of rights related to the RSU. Beneficiaries of ILP 2 and 3 received 50% of the total granted RSU in cash in August 2021 and received RSU in January 2023 after a cliff vesting period of 24 months.

On May 4, 2022, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 4”) that will grant a maximum of 240,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Group subject to a vesting period of 28 months as of May 5, 2022 and, to certain executives and employees, the achievement of certain gross profit performance goals. The granting of RSU under ILP 4 partially occurred in the third quarter of 2022 and a provision was recorded as an expense in the consolidated statements of profit or loss.

On February 24, 2023, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 5”) that will grant a maximum of 2,300,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Group subject to a vesting period of 36 months as of January 1, 2023.

As of September 30, 2023, the Company had outstanding 2,564,132 “RSUs” that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$1,550 (R$2,164 as of December 31, 2022) recorded in the consolidated financial statements. An expense amounting to R$3,139 (R$2,192 for the nine-months period ended September 30, 2022) was recorded in the consolidated statements of profit or loss position as relative to the vesting period of the restricted share units.

Date		Quantity
Grant	Vesting	Shares granted	Outstanding shares	Weighted average grant date fair value (Per share)
08. 09. 2021	12. 22. 2022	45,522	11,239	59.11
08. 23. 2021	12. 22. 2022	11,436	5,854	84.50
08. 24. 2021	12. 22. 2022	3,833	1,658	86.68
05. 05. 2022	05. 09. 2024	240,000	117,721	75.72
03. 13. 2023	12. 31. 2025	2,300,000	2,155,456	8.34
		2,600,791	2,291,928

19

Notes to the Consolidated Financial Statements
(In thousands of Reais)

The roll forward of the granted shares for the nine-months period ended September 30, 2023, is presented as follows:

Consolidated
Outstanding RSU as of December 31, 2021	60,791
Shares granted	240,000
Shares delivered	(5,457)
Outstanding RSU on December 31, 2022	295,334
Shares granted	2,300,000
Shares delivered	(303,406)
Outstanding RSU on September 30, 2023	2,291,928

Key management personnel compensation

Key management personnel compensation comprised the following:

For the nine-months period ended September 30
	2023	2022
Short-term employee benefits	10,308	15,840
Other long-term benefits	653	186
Termination benefits	873	617
Share-based payments	1,289	1,294
Total	13,123	17,937

14.	Liabilities from acquisitions

Liabilities from business combinations
	September 30, 2023	December 31, 2022
Investment acquisition - Sirena	4,918	9,802
Investment acquisition – D1	24,276	45,931
Investment acquisition – SenseData	71,573	66,202
Investment acquisition – Movidesk	228,795	229,695
Total liabilities from acquisitions	329,562	351,630

Current	139,703	60,778
Non-current	189,859	290,852

15.	Provisions for tax, labor and civil risks

15.1. Provisions for probable losses

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuits in progress and the need to record a provision for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refer to lawsuits in progress and social security risk.

	September 30, 2023	December 31, 2022
Provisions
Service tax (ISSQN) Lawsuit – Company Zenvia (a)	39,295	37,525
Labor provisions and other provisions	2,130	2,225
Total provisions	41,425	39,750
Judicial deposits
Service tax (ISSQN) judicial deposits – Lawsuit Company Zenvia (a)	(39,202)	(37,561)
Labor appeals judicial and other deposits	(587)	(220)
Total judicial deposits	(39,789)	(37,781)
Total	1,636	1,969

(a)	The amount of the liability related to the provision and judicial deposits for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against Zenvia Brazil itself.

20

Notes to the Consolidated Financial Statements
(In thousands of Reais)

15.2. Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On September 30, 2023, the total amount of contingencies classified as possible was R$73,425 (R$66,725 as of December 31, 2022). The most relevant cases are set below:

Taxes: The Company is involved in disputes related to: (i) administrative claim imposed by the authority of the city of Porto Alegre related to differences in the tax classification and rates of SMS A2P (application-to-person short message service) services in the amount of R$22,857 (R$21,867 as of December 31, 2022); (ii) administrative claim imposed by the authority of the city of Porto Alegre related to the supposed debit of municipal tax (ISSQN) after Zenvia Mobile transferred its headquarters from the city of Porto Alegre to the city of São Paulo in the amount of R$7,261 (R$6,736 as of December 31, 2022); (iii) administrative claims in the amount of R$39,892 (R$37,396 as of December 31, 2022) related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from the acquisition of Kanon Serviços em Tecnologia da Informação Ltda. By Zenvia Mobile from Spring Mobile Solutions Inc. in previous years.

Labor: the labor contingencies assessed as possible losses totaled R$2,482 as of September 30, 2023 (R$68 as of December 31, 2022). Labor-related actions essentially consist of issues related to commission differences, variable compensation and salary parity.

Civil: the civil contingencies assessed as possible losses totaled R$903 as of September 30, 2023 (R$633 as of December 31, 2022).

16.	Equity

Share Capital

Shareholder’s	Class	September 30, 2023	% (i)	December 31, 2022	% (i)
Bobsin Corp	B	9,578,220	22.87	9,578,220	22.95
Bobsin Corp	A	897,635	2.14	897,635	2,15
Oria Zenvia Co-investment Holdings, LP (ii)	B	7,119,930	17.00	7,119,930	17.06
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,329,105	10.34	4,329,105	10.37
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	A	-	-	27,108	0.06
Oria Tech 1 Inovação Fundo de Investimento em Participações	B	2,637,670	6.30	2,637,670	6.32
Twilio Inc.	A	3,846,153	9.18	3,846,153	9.21
D1 former shareholders	A	1,942,750	4.64	1,942,750	4.65
Sirena former shareholders	A	89,131	0.21	89,131	0.21
SenseData former shareholders	A	94,200	0.22	94,200	0.23
Movidesk former shareholders	A	315,820	0.75	315,820	0.76
Spectra I - Fundo de Investimento em Participações	A	39,940	0.10	39,940	0.10
Spectra II - Fundo de Investimento em Participações	A	159,770	0.38	159,770	0.38
Others	A	10,834,146	25.87	10,662,551	25.55
		41,884,470	100	41,739,983	100

(i)	Percentage of economic rights.
(ii)	The shares formerly held by Oria Zenvia Co-investment Holdings II, LP have been transferred to Oria Zenvia Co-investment Holdings, LP. The transfer is still undergoing bureaucratic proceedings to be registered with Zenvia's transfer agent.

On August 31, 2023, the Company issued 109,395 Class A common shares to certain key management as payment for providing services and 3,888 Class A common shares to certain key officers as part of the Company’s long-term incentive plans Nos. 2 and 3  equivalent to an amount of R$419.

On February 27, 2023, the Company issued 31,202 Class A common shares to certain key officers and employees as part of the Company’s long-term incentive plans Nos. 2 and 3 equivalent to an amount of R$3,922.

21

Notes to the Consolidated Financial Statements
(In thousands of Reais)

17.	Segment reporting

17.1. Basis for segmentation

The segment reporting is based on information used by the Company's Chief Operating Decision Maker (CODM) represented by the Chief Executive Officer (CEO).

Until the middle of 2022, the Company had a single operating segment, considering the information used by CODM, as well as the financial information structure. After the acquisitions made in 2022, the CODM, began monitoring operations, making decisions on resource allocation, and evaluating performance based on two reportable operating segments, CPaaS and SaaS. CODM analyzes revenue and costs within their respective segments.

The two operating segments offer different products and services and are managed separately because they require different technology and marketing strategies.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
SaaS (Software-as-a-Service)	Includes the following solutions:
	i.	Zenvia Attraction: Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation.
	ii.	Zenvia Conversion: Converting leads into sales using multiple communication channels.
	iii.	Zenvia Service: Enabling companies to provide customer service with structured support across multiple channels.
	iv.	Zenvia Success: Protect and expand customer revenue through cross-selling and upselling.
	v.	Consulting: A Business Intelligence team that provides solutions to customer needs by using SaaS and CPaaS to enhance the end-consumer experience.
CPaaS (Communications Platform as a Service)	Includes services such as SMS, Voice, WhatsApp, Instagram and Webchat, all such applications being orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication.

17.2.   Information about reportable segments

The following table present revenue and cost of services information for the Company operations segments for the nine months ended September 30, 2023 and 2022, respectively:

	For the three months period ended September 30, 2023			For the three months period ended September 30, 2022
	CPaaS	SaaS	Consolidated	CPaaS	SaaS	Consolidated
Revenue	143,273	75,324	218,597	106,613	73,738	180,351
Cost of services	(105,280)	(42,219)	(147,499)	(67,993)	(38,381)	(106,374)
Gross profit	37,993	33,105	71,098	38,620	35,357	73,977

	For the nine months period ended September 30, 2023			For the nine months period ended September 30, 2022
	CPaaS	SaaS	Consolidated	CPaaS	SaaS	Consolidated
Revenue	379,190	211,373	590,563	393,305	188,524	581,829
Cost of services	(253,172)	(116,208)	(369,380)	(281,773)	(100,607)	(382,380)
Gross profit	126,018	95,165	221,183	111,532	87,917	199,449

Operational expenses, finance income, finance expenses, taxes and fair values gains and losses on certain financial assets and liabilities are not allocated to individual segments as these are managed on an overall group basis.

22

Notes to the Consolidated Financial Statements
(In thousands of Reais)

17.3. Major customer

In September 2023, the Company had one customer representing more than 10% of consolidated revenue. For the nine-months period ended September 30, 2023 and 2022, this customer represented 15.6% and 14.8%, respectively, of consolidated revenue.

17.4. Revenue geographic information

The Company’s revenue by geographic region is presented below:

	For the three months period ended September 30		For the nine months period ended September 30
	2023	2022	2023	2022
Primary geographical markets
Brazil	196,083	163,986	529,750	531,301
USA	11,020	2,636	21,110	11,486
Argentina	2,609	2,680	8,770	8,015
Mexico	3,402	3,815	10,635	10,722
Switzerland	46	34	141	541
Colombia	1,043	1,388	4,131	4,038
Peru	1,356	1,088	3,477	2,091
Chile	596	912	2,449	1,742
Others	2,442	3,812	10,100	11,893
Total	218,597	180,351	590,563	581,829

17.5. Seasonality of operations

Although the Company has not historically experienced significant seasonality with respect to revenues throughout the year, some moderate seasonality has been observed in the use of the platforms in cases such as education and brick-and-mortar retail stores. The Company has experienced revenue growth during the Carnival period in February, the back-to-school periods in July and August, Black Friday at the end of November and the Christmas season. The rapid growth in the business has offset this seasonal trend to date, but its impact on revenue may be more pronounced in future periods.

23

 Notes to the Consolidated Financial Statements
(In thousands of Reais)

18.	Costs and expenses by nature

	Three months ended September 30, 2023
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(3,813)	(9,292)	(8,729)	(3,068)	-	-	(24,902)
Benefits	(1,117)	(1,864)	(1,582)	(1,682)	-	-	(6,245)
Compulsory contributions to social security	(1,110)	(2,681)	(2,874)	(2,990)	-	-	(9,655)
Compensation	(71)	(210)	(45)	(186)	-	-	(512)
Provisions (vacation/13th salary)	(1,030)	(2,162)	(1,579)	(2,231)	-	-	(7,002)
Provision for bonus and profit sharing	(556)	(1,887)	(2,605)	(1,828)	-	-	(6,876)
Other	-	(92)	(560)	(34)	-	-	(686)
Total	(7,697)	(18,188)	(17,974)	(12,019)	-	-	(55,878)

Costs with operators/Other costs	(123,627)	-	-	-	-	-	(123,627)
Depreciation and amortization	(16,175)	(423)	(4,363)	(1,341)	-	-	(22,302)
Outsourced services	-	(900)	(3,217)	(12)	-	-	(4,129)
Rentals/insurance/condominium/water/energy	-	(4)	(205)	(12)	-	-	(221)
Allowance for credit losses	-	-	-	-	(2,461)	-	(2,461)
Marketing expenses / events (*)	-	(6,724)	(1)	-	-	-	(6,725)
Software license	-	(677)	(3,440)	(993)	-	-	(5,110)
Commissions	-	(1,830)	(6)	(100)	-	-	(1,936)
Communication (*)	-	(21)	105	(226)	-	-	(142)
Travel expenses	-	(190)	35	(89)	-	-	(244)
Other expenses	-	(295)	(630)	(106)	-	-	(1,031)
Earn-out	-	-	-	-	-	(631)	(631)
Result of disposal of assets	-	-	-	-	-	(348)	(348)
Other income and expenses, net	-	-	-	-	-	(260)	(260)
Total expenses by nature	(147,499)	(29,252)	(29,696)	(14,898)	(2,461)	(1,239)	(225,045)

(*) The Company reclassified some comparative balances for better presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

24

Notes to the Consolidated Financial Statements
(In thousands of Reais)

	Three months ended September 30, 2022
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(3,347)	(11,261)	(8,426)	(7,099)	-	-	(30,133)
Benefits	(1,117)	(2,214)	(1,733)	(1,292)	-	-	(6,356)
Compulsory contributions to social security	(570)	(2,951)	(1,891)	(1,766)	-	-	(7,178)
Compensation	2	(429)	(697)	(31)	-	-	(1,155)
Provisions (vacation/13th salary)	(931)	(2,177)	(1,320)	(1,472)	-	-	(5,900)
Provision for bonus and profit sharing	-	(415)	(1,149)	(311)	-	-	(1,875)
IPO Bonus and share-based payment	(9)	(190)	(503)	(287)	-	-	(989)
Other	(6)	(35)	(648)	263	-	-	(426)
Total	(5,978)	(19,672)	(16,367)	(11,995)	-	-	(54,012)

Costs with operators/Other costs	(85,521)	-	-	-	-	-	(85,521)
Depreciation and amortization	(14,875)	(635)	(5,234)	(84)	-	-	(20,828)
Outsourced services	-	(1,390)	(4,307)	(756)	-	-	(6,453)
Rentals/insurance/condominium/water/energy	-	(2)	(101)	-	-	-	(103)
Allowance for credit losses	-	-	-	-	(1,044)	-	(1,044)
Marketing expenses / events (*)	-	(6,930)	(108)	-	-	-	(7,038)
Software license	-	(461)	(1,622)	(916)	-	-	(2,999)
Commissions	-	(1,606)	(1)	-	-	-	(1,607)
Communication (*)	-	(34)	(467)	(97)	-	-	(598)
Travel expenses	-	(490)	(1,091)	(357)	-	-	(1,938)
Other expenses	-	(3,169)	(3,860)	(3,190)	-	-	(10,219)
Earn-out	-	-	-	-	-	(10,067)	(10.067)
Other income and expenses, net	-	-	-	-	-	1,091	1,091
Total expenses by nature	(106,374)	(34,389)	(33,158)	(17,395)	(1,044)	(8,976)	(201,336)

(*) The Company reclassified some comparative balances for better presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

25

Notes to the Consolidated Financial Statements
(In thousands of Reais)

	Nine months ended September 30, 2023
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(11,571)	(28,472)	(26,096)	(773)	-	-	(66,912)
Benefits	(3,195)	(5,543)	(5,033)	(4,801)	-	-	(18,572)
Compulsory contributions to social security	(3,269)	(8,141)	(9,168)	(8,286)	-	-	(28,864)
Compensation	(86)	(581)	(1,103)	(274)	-	-	(2,044)
Provisions (vacation/13th salary)	(3,077)	(6,548)	(5,408)	(6,854)	-	-	(21,887)
Provision for bonus and profit sharing	(1,204)	(4,952)	(8,004)	(5,555)	-	-	(19,715)
Other	(9)	(255)	(1,944)	(153)	-	-	(2,361)
Total	(22,411)	(54,492)	(56,756)	(26,696)	-	-	(160,355)

Costs with operators/Other costs	(299,986)	-	-	-	-	-	(299,986)
Depreciation and amortization	(46,983)	(1,272)	(12,896)	(2,472)	-	-	(63,623)
Outsourced services	-	(2,560)	(14,621)	(5,085)	-	-	(22,266)
Rentals/insurance/condominium/water/energy	-	(10)	(700)	(357)	-	-	(1,067)
Allowance for credit losses	-	-	-	-	(8,001)	-	(8,001)
Marketing expenses / events (*)	-	(13,912)	(274)	-	-	-	(14,186)
Software license	-	(2,225)	(10,026)	(3,978)	-	-	(16,229)
Commissions	-	(4,346)	(12)	(204)	-	-	(4,562)
Communication (*)	-	(94)	(437)	(446)	-	-	(977)
Travel expenses	-	(662)	(363)	(230)	-	-	(1,255)
Other expenses (i)	-	(1,928)	(2,406)	(543)	-	-	(4,877)
Earn-out	-	-	-	-	-	(631)	(631)
Result of disposal of assets	-	-	-	-	-	(605)	(605)
Other income and expenses, net	-	-	-	-	-	(537)	(537)
Total expenses by nature	(369,380)	(81,501)	(98,491)	(40,011)	(8,001)	(1,773)	(599,157)

(*) The Company reclassified some comparative balances for better presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

(i)	For the nine-months period ended September 30, 2023, the total amount is primarily composed of R$10,434 referring to software license; R$3,954 referring to Commissions; and R$1,387 referring to taxes

26

Notes to the Consolidated Financial Statements
(In thousands of Reais)

	Nine months ended September 30, 2022
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(8,196)	(30,912)	(26,171)	(19,072)	-	-	(84,347)
Benefits	(3,134)	(5,851)	(4,647)	(3,218)	-	-	(16,850)
Compulsory contributions to social security	(1,617)	(9,388)	(6,425)	(4,881)	-	-	(22,311)
Compensation	1	(1,128)	(821)	(178)	-	-	(2,126)
Provisions (vacation/13th salary)	(2,365)	(7,216)	(4,771)	(4,077)	-	-	(18,429)
Provision for bonus and profit sharing	(135)	(3,023)	(6,678)	(2,309)	-	-	(12,145)
IPO Bonus and share-based payment	(29)	(569)	(1,473)	(953)	-	-	(3,024)
Compensation to former shareholders	-	-	(1,560)	-	-	-	(1,560)
Other	(23)	(581)	(1,227)	(66)	-	-	(1,897)
Total	(15,498)	(58,668)	(53,773)	(34,750)	-	-	(162,689)

Costs with operators/Other costs	(329,486)	-	-	-	-	-	(329,486)
Depreciation and amortization	(37,396)	(1,148)	(15,572)	(247)	-	-	(54,363)
Outsourced services	-	(3,872)	(14,826)	(3,323)	-	-	(22,021)
Rentals/insurance/condominium/water/energy	-	(11)	(1,000)	-	-	-	(1,011)
Allowance for credit losses	-	-	-	-	(5,041)	-	(5,041)
Marketing expenses / events (*)	-	(15,735)	(279)	(14)	-	-	(16,028)
Software license (*)	-	(1,632)	(5,393)	(2,439)	-	-	(9,464)
Commissions (*)	-	(6,791)	(1)	(3)	-	-	(6,795)
Communication (*)	-	(115)	(1,400)	(490)	-	-	(2,005)
Travel expenses	-	(687)	(1,664)	(453)	-	-	(2,804)
Other expenses (i)	-	(1,920)	(13,590)	(4,869)	-	-	(20,379)
Earn-out	-	-	-	-	-	(23,798)	(23,798)
Other income and expenses, net	-	-	-	-	-	(5,162)	(5,162)
Total expenses by nature	(382,380)	(90,579)	(107,498)	(46,588)	(5,041)	(28,960)	(661,046)

(*) The Company reclassified some comparative balances for better presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

(i)	As of September 30, 2022, the total amount is mostly composed of R$5,904 referring to additions due to acquisition of Movidesk, R$2.359 referring to corporate events.

27

Notes to the Consolidated Financial Statements
(In thousands of Reais)

19.	Financial Income (Expenses)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Finance expenses
Interest on loans and financing	(4,439)	(5,875)	(14,282)	(17,063)
Interest on Debentures	(803)	(1,936)	(3,370)	(5,687)
Discount	(3,511)	-	(11,192)	-
Foreign exchange losses	(5,943)	(5,636)	(9,680)	(11,122)
Bank expenses and IOF (tax on financial transactions)	(922)	(1,536)	(2,180)	(3,386)
Other financial expenses	(3,464)	(683)	(709)	(5,000)
Interests on leasing contracts	(88)	(102)	(300)	(399)
Losses on derivative instrument	885	(40)	(986)	(896)
Inflation adjustment	(1,022)	(2,976)	(1,531)	(6,709)
Adjustment to present value (APV)	-	(5,385)	-	(5,385)
Monetary correction (i)	(578)	-	(11,504)	-
Total financial expenses	(19,885)	(24,169)	(55,734)	(55,647)
Finance income
Interest	129	438	133	1,059
Foreign exchange gain	6,559	2,389	8,643	12,103
Interests on financial instrument	1,433	2,096	4,645	12,008
Other financial income	348	580	1,467	735
Gain on financial instrument	-	-	-	482
Adjustment to present value (APV)	-	1,453	-	2,119
Monetary correction (i)	51	-	244	-
Total finance income	8,520	6,956	15,132	28,506
Net finance costs	(11,365)	(17,213)	(40,602)	(27,141)

(i)	The amount is related of monetary correction provision of Earn-out amounts.

20.	Income tax and social contribution

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in these interim condensed consolidated financial statements may have to be adjusted in a subsequent interim period if the Company’s estimate of the annual income tax rate changes in future periods.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Deferred taxes on temporary differences and tax losses	7,323	10,793	23,943	26,678
Current tax expenses	(1,013)	(399)	(4,019)	(1,122)
Tax (income) expense	6,310	10,394	19,924	25,556

28

Notes to the Consolidated Financial Statements
(In thousands of Reais)

20.1. Reconciliation between the nominal income tax and social contribution rate and effective rate

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Income before income tax and social contribution	(17,813)	(38,198)	(49,196)	(106,358)
Basic rate	34%	34%	34%	34%
Income tax and social contribution	6,056	12,987	16,727	36,162
Tax incentives	-	-	-	-
Net operating loss carryforward not recorded from subsidiaries (a)	1,504	(1,036)	7,473	(5,438)
Bonus	-	(636)	(508)	(2,485)
Others	(1,250)	(921)	(3,768)	(2,683)
Tax benefit (expense)	6,310	10,394	19,924	25,556
Effective rate	35.43%	27.21%	40.05%	24.03%

(a)	For certain subsidiaries of Rodati Motor Corporation no deferred tax assets were recognized from temporary differences and tax loss carryforward in the amount of R$13,713 for the nine-months ended September 30, 2023 (R$4,914 for the nine-months ended September 30, 2022) because it is not probable that future taxable profit will be available against which the Company can use the benefits.

20.2. Breakdown and Changes in deferred income tax and social contribution

	September 30, 2023	December 31, 2022
Deferred tax assets
Provision for labor, tax and civil risk	13,382	12,583
Allowance for doubtful accounts	4,008	2,160
Tax losses and negative basis of social contribution tax	13,618	13,039
Provision for compensation or renegotiation from acquisitions	53,141	52,837
Goodwill impairment	33,059	33,059
Customer portfolio and platform	14,576	901
Other temporary differences	10,779	3,975
Total deferred tax assets	142,563	118,554
Deferred Tax liabilities
Goodwill	(26,785)	(26,785)
Total deferred tax liabilities	(26,785)	(26,785)
Net deferred tax	115,778	91,769
Deferred taxes – assets	115,778	91,769
Deferred taxes – liabilities	-	-

Balance at December 31, 2022	91,769
Additions	23,943
Foreign Exchange Variation	66
Balance at September 30, 2023	115,778

The Company did not present taxable income in prior periods, mainly due to the deductibility for tax purposes of goodwill, representing a temporary difference. However, based on projections of taxable income and the reversal of goodwill temporary difference, management believes that sufficient taxable income will be available in future periods to recover deferred tax assets.

29

Notes to the Consolidated Financial Statements
(In thousands of Reais)

21.	Earnings per share

The calculation of basic earnings per share is calculated by dividing loss of the period by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially diluting common shares into common shares.

For the nine-month period September 30, 2023 and 2022, the number of shares used to calculate the diluted net loss per share of common stock attributable to common shareholders is the same as the number of shares used to calculate the basic net loss per share of common stock attributable to common shareholders for the period presented because potentially dilutive shares would have been antidilutive if included in the calculation. The tables below show data of income and shares used in calculating basic and diluted earnings per share.

Nine months period ended September 30
	2023	2022
Basic and diluted earnings per share
Numerator
Loss of the period assigned to Company’s shareholders	(29,272)	(80,759)
Denominator
Weighted average for number of common shares	41,659,616	41,529,516
Class A common stock subject to future vesting	(2,129,223)	60,791
	39,530,393	41,590,307

Basic and diluted loss per share (in reais)	(0.740)	(1.942)

30

Notes to the Consolidated Financial Statements
(In thousands of Reais)

22.	Risk management and financial instruments

22.1.   Classification of financial instruments

The classification of financial instruments is presented in the table below:

	September 30, 2023					December 31, 2022
	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	29,928	86,579	86,579	-	-	43,796	56,447	56,447	-	-
Financial investment	-	-	-	-	-	-	8,160	8,160	-	-
Trade accounts receivable	226,572	-	-	-	-	156,012	-	-	-	-
Derivative financial instruments	-	-	-	-	-	-	-	-	-	-
Total assets	256,500	86,579	86,579	-	-	199,808	64,607	64,607	-	-
Liabilities
Loans and financing	106,443	-	-	-	-	166,834	-	-	-	-
Trade and other payable	433,344	-	-	-	-	265,820	-	-	-	-
Liabilities from acquisition	318,385	47,014	-	-	47,014	285,428	66,202	-	-	66,202
Total liabilities	858,172	47,014	-	-	47,014	718,082	66,202	-	-	66,202

22.1.1. Level 3 measurement

The fair value of acquisitions is determined using unobservable inputs, therefore it is classified in the level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of acquisitions on measurement are presented below.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable and fair value measurement
Liabilities from acquisition	Market Comparison: The valuation model considered the acquisition price of companies of similar size, sector.	- Acquisitions multiples ranges depending on the gross profit business plan achievement	The estimated fair value would increase (decrease) if: - The gross profit was higher (lower) in the period of the earn-out calculation.

From the amount to be paid related to liabilities from acquisitions, the Company has a liability arising from its acquisitions that will be settled as certain milestones established in the contract are reached. As of September 30, 2023, the Company had a total of R$47,014 (R$66,202 on December 31, 2022) recorded under Liabilities from acquisition.

31

Notes to the Consolidated Financial Statements
(In thousands of Reais)

22.2. Financial risk management

The main financial risks to which the Company and its subsidiaries are exposed when conducting their activities are:

(a)   Credit risk

It results from any difficulty in collecting the amounts of services provided to the customers. The Company and its subsidiaries are also subject to credit risk from their interest earning bank deposits.  The credit risk related to the provision of services is minimized by a strict control of the customer base and active delinquency management by means of clear policies regarding the concession of services. There is no concentration of transactions with customers and the default level is historically very low. In connection with credit risk relating to financial institutions, the Company and its subsidiaries seek to diversify such exposure among financial institutions.

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	September 30, 2023	December 31, 2022
Cash and cash equivalents	116,507	100,243
Financial investment	-	8,160
Trade accounts receivable	226,572	156,012
Total	343,079	264,415

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

●	All notes receivable past due for more than 150 days;
●	Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

(b)      Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

(c)      Operations with derivatives

The Company uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”. As of September 30, 2023, the Company has an obligation of R$986 registered as derivative financial instruments.

(d)      Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are closely monitored by Company’s Management, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

We are committed to and have been taking all the necessary actions that we consider necessary to enable the Company to obtain the funding to ensure it will continue its regular operations in the next twelve months, including raising new credit lines and/or issuing new equity, among other alternatives.

32

Notes to the Consolidated Financial Statements
(In thousands of Reais)

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 months	1–2 years	2–3 years	> 3 years
Loans, borrowings and debentures	106,443	111,583	88,068	23,515	-	-
Trade and other payables	433,344	433,344	433,344	-	-	-
Liabilities from acquisitions	329,562	329,624	139,765	98,796	74,026	17,037
Lease liabilities	3,319	3,319	2,051	1,268	-	-
Total	872,668	877,870	663,228	123,579	74,026	17,037

(e)      Capital management

The Company's capital management aims to ensure that an adequate credit rating is maintained, as well as a capital relationship, so as to support Company's business and leverage shareholders' value.

The Company controls its capital structure by adjusting it to the current economic conditions. In order to maintain an adjusted structure, the Company may pay dividends, return capital to the shareholders, obtain funding from new loans, issue promissory notes and contract derivative transactions.

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	September 30, 2023	December 31, 2022
Loans and borrowings	106,443	166,834
Cash and cash equivalents	(116,507)	(100,243)
Net debt	(10,064)	66,591
Total equity	923,845	953,336
Net debt/equity (%)	(0.01)	0.07

23.	Related Parties

Related parties transactions are carried out under conditions and prices established by the parties, the intercompany transactions are eliminated in consolidation.

As of September 30, 2023, the Company has in trade and other payables R$145,893 (R$71,054 as of December 31, 2022) with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which establish for the reimbursement of SMS costs.

33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 16, 2023

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer